Exhibit 12

The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Nine months ended
September 30, 2004
Earnings:
Income from continuing operations before income taxes	$39.0
Minority interest in income of consolidated subsidiaries	16.0
Less: Equity earnings	(38.2)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	16.8
Add:
Fixed charges:
Interest accrued, including proportionate share from equity-method investees	665.2
Rental expense representative of interest factor	16.6

Total fixed charges:	681.8
Distributed income of equity investees	43.3
Less:
Capitalized interest	(5.7)

Total earnings as adjusted	$736.2

Fixed charges	$681.8

Ratio of earnings to fixed charges	1.08